Filed Pursuant to Rule 424B3
Registration No. 333-151351

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”). A prospectus prepared pursuant to the Prospectus Directive will be published which, when published, can be obtained from República Oriental del Uruguay c/o Ministry of Finance.”

SUBJECT TO COMPLETION DATED SEPTEMBER 21, 2009
PRELIMINARY PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 20, 2008

República Oriental del Uruguay acting through Banco Central del Uruguay as its Financial Agent
US$
   % Bonds due 2025

Maturity	Listing
The bonds will mature on September , 2025.	Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.

Payment of Principal	Status
Principal will be paid in three equal installments on September , 2023, September , 2024 and on the maturity date.	Direct, unconditional and unsecured external indebtedness of Uruguay.

Interest	Issuance
Interest to be paid in on March and September of each year, commencing on March , 2010.	Issued through the book-entry system of The Depository Trust Company on or about September , 2009.

     The bonds contain collective action clauses with provisions regarding future modifications to the terms of debt securities issued under the indenture. Under those provisions, which are described beginning on page 8 of the prospectus and page S-12 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

	Per Bond	Total
Public Offering Price[1]	%	US$
Underwriting Discount	%	US$
Proceeds, before expenses, to Uruguay	%	US$

[1]	You will also pay accrued interest from September , 2009 if settlement occurs after that date.

     Investing in the bonds involves risks. See, especially, “Investment Considerations” on page S-6 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Barclays Capital	Citi
The date of this prospectus supplement is September      , 2009.

i

INTRODUCTION
     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Uruguay has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.
     Uruguay is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds. After having made all reasonable inquiries, Uruguay confirms that:
•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.
     The bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-151351) (the “Registration Statement”) initially filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”) on June 20, 2008. The accompanying prospectus is part of that registration statement, which became effective on June 20, 2008. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement together with the accompanying prospectus, as each contains information regarding Uruguay, the bonds and other matters.
     In connection with the issuance of the bonds, Citigroup Global Markets Limited (the “Stabilizing Manager”) or persons acting on behalf of the Stabilizing Manager, on behalf of the underwriters, may over-allot bonds (provided that the aggregate principal amount of the bonds allotted does not exceed 105% of the aggregate principal amount of bonds) or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager), will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilizing action or over allotment must be conducted by the relevant Stabilizing Manager (or the persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules.
     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

     In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.
     This prospectus has been prepared on the basis that any offer of bonds in any Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (2003/17/EC) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce a prospectus for offers of bonds. Accordingly any person making or intending to make any offer within the EEA of bonds which are the subject of the offering contemplated in this prospectus supplement and prospectus, may only do so in circumstances in which no obligation arises for Uruguay or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case in relation to such offer. Neither Uruguay, nor the underwriters have authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for Uruguay or the underwriters to publish or supplement a prospectus for such offer.
     Each person in a Relevant Member State who receives any communication in respect of, or who acquires any bonds under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and Uruguay that:
(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
(b) in the case of any bonds acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the bonds acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Citigroup Global Markets Inc. has been given to the offer or resale; or (ii) where bonds have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those bonds to it is not treated under the Prospectus Directive as having been made to such persons.
     For the purposes of this representation, the expression an “offer to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any bonds to be offered so as to enable an investor to decide to purchase or subscribe for the bonds, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
INCORPORATION BY REFERENCE
     The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC. Uruguay can disclose important information to you by referring you to those documents. The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus supplement and any accompanying prospectus:
•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2008 (the “Annual Report”), filed with the SEC on June 9, 2009;

•	Amendment No. 1 on Form 18-K/A to the Annual Report, filed with the SEC on September 21, 2009;

•	Any amendment on Form 18-K/A to the Annual Report filed after the date of this prospectus supplement and prior to the termination of the offering of the bonds; and

•	Each subsequent annual report on Form 18-K and any amendment to such annual report on Form 18-K/A filed after the date of this prospectus supplement and prior to the termination of the offering of the bonds.
     Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.
     Any person receiving a copy of this prospectus supplement may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:
República Oriental del Uruguay
c/o Ministry of Finance
Colonia 1089 — Third Floor
11100, Montevideo
República Oriental del Uruguay
Fax No.: 598-2-1712-2716
Attention: Mr. Carlos Sténeri

SUMMARY OF THE OFFERING
     The information below presents a summary of certain terms of the US$ % Bonds due 2025 (the “bonds”). This summary must be read as an introduction to this prospectus supplement and prospectus and any decision to invest in the bonds should be based on a consideration of the prospectus supplement and prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each Member State of the European Economic Area no civil liability will attach to Uruguay in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus supplement or the prospectus. Where a claim relating to the information contained in this prospectus supplement or the prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this prospectus supplement or the prospectus before the legal proceedings are initiated.

Issuer	The Republic of Uruguay.

Indenture	The bonds are being issued under a trust indenture.

Principal Amount	US$

Issue Price	% of the principal amount plus interest accrued from September , 2009, if settlement occurs after that date.

Final Maturity	September , 2025.

Interest	% per annum, payable semi-annually in arrears on March and September of each year, commencing on March , 2010, with a final interest payment on the maturity date.

Payment of Principal	Amounts due in respect of principal will be paid in three equal installments on September , 2023, September , 2024 and the maturity date.

Form and Settlement	Uruguay will issue the bonds in the form of one or more fully registered global securities, without interest coupons. No bonds will be issued in bearer form.

Denominations	Uruguay will issue the bonds in denominations of US$1.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds—Additional Amounts.”

Further Issues	Uruguay may, from time to time, without your consent, create and issue further debt securities having the same terms as and ranking equally with the bonds in all respects and such further debt securities will be consolidated and form a single series with the bonds.

Governing Law and Jurisdiction	New York.

Settlement Date	September , 2009.

Listing	Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.

Taxation	For a discussion of the Uruguayan and United States tax consequences associated with the bonds, see “Taxation—Uruguay Taxation” and “—United States Federal Taxation” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the bonds.

Trustee	The Bank of New York Mellon.

INVESTMENT CONSIDERATIONS
     An investment in the bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.
Investment Considerations Relating to the Bonds
     Enforcement of Civil Liabilities; Waiver of Sovereign Immunity
     Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.
     Market for the Bonds
     Uruguay has been advised by the underwriters that the underwriters may make a market in the bonds but they are not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to admit the bonds to trading on the London Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.
Investment Considerations Relating to Uruguay
     This section should be read in conjunction with the more detailed information found in the accompanying prospectus.
     Uruguay’s economy remains vulnerable to external shocks, including the current global economic crisis and those that could be caused by future significant economic difficulties of its major trading partners or by more general “contagion” effects, which could have a material adverse effect on Uruguay’s economic growth and its ability to service its public debt.
     Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.
     Uruguay’s economy remains highly linked to the U.S. dollar and therefore vulnerable to external shocks, including the current global economic crisis. Uruguay’s GDP (measured on a seasonally adjusted basis) decreased 2.3% in the first quarter of 2009 compared to the last quarter of 2008, but recovered by 0.5% in the second quarter of 2009. A significant decline in the economic growth of any of Uruguay’s major trading partners, could have a material adverse impact on Uruguay’s balance of trade and adversely affect Uruguay’s economic growth. A contraction in growth rates will also impose constraints on government revenues, requiring that fiscal discipline be applied over time to preserve the government’s ability to service its debt.
     In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Uruguay could be adversely affected by negative economic or financial developments in other emerging market countries.
     There can be no assurance that any crises such as the current global crisis or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Uruguay. In addition, there can be no assurance that these events will not adversely affect Uruguay’s economy and its ability to raise capital in the external debt markets in the future.

     Risks of Further Depreciation of the Peso
     On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The peso depreciated significantly, as the nominal exchange rate rose 94.0% at December 2002 compared to December 2001. The devaluation of the peso in turn caused a deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions and caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%. The gradual stabilization resulting in part from the successful debt re-profiling in 2003 and the economic growth since 2004 resulted in a significant real appreciation of the Uruguayan peso versus the dollar through 2007. The recent global economic crisis again lead to a devaluation of the peso in 2008 as well as to increased foreign exchange volatility. The continued U.S. dollar denomination of many assets and liabilities of the Uruguayan economy, including most of the government’s financial debt, renders Uruguay vulnerable to a real depreciation of the peso.

USE OF PROCEEDS
     The net proceeds to Uruguay from the sale of the bonds will be approximately US$         , after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay estimated at US$        in the aggregate. Uruguay will use the net proceeds from the sale of the bonds for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.
     In 2009, the government’s aggregate principal and interest payments on account of outstanding debt total approximately US$1.3 billion. Uruguay expects its funds available for debt payments to exceed amounts due through December 31, 2009 by approximately US$800 million. The government’s debt payment obligations for 2010 total approximately US$1.7 billion. Uruguay expects to discharge the government’s debt payment obligations in 2010 with proceeds of advances to be made by multilateral credit agencies (estimated at US$600 million for 2010), domestic borrowings (estimated at US$250 million for 2010), the proceeds of this transaction, and the overall public sector’s primary surplus.
RECENT DEVELOPMENTS
     The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2008. To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.
SUMMARY

2004	2005	2006(1)	2007(1)	2008(1)
THE ECONOMY
GDP (in millions of US$ at nominal prices (2)	US$	13,712	US$	17,403	US$	20,074	US$	24,313	US$	32,208
Real GDP (in thousands of constant 2005 pesos) (2)	Ps.	395,513	Ps.	425,018	Ps.	444,774	Ps.	478,495	Ps.	521,073
% change from prior year	5.0%	7.5%	4.6%	7.6%	8.9%
Consumer price index or CPI (annual rate of change)	7.6%	4.9%	6.4%	8.5%	9.2%
Wholesale price index or WPI (annual rate of change)	5.1%	(2.2)%	8.2%	16.1%	6.4%
Unemployment rate (urban annual average) (3)	13.1%	12.2%	11.4%	9.6%	7.9%
Balance of payments(4)
Trade balance (merchandise)	152.8	20.8	(498.7)	(547.7)	(1,554.3)
Current account	3.1	42.3	(391.9)	(212.4)	(1,225.0)
Capital and financial account net	72.1	752.1	528.0	1,505.2	3,283.5
Errors and omissions(5)	379.1	(174.1)	(151.5)	(287.3)	173.8
Overall balance of payments excluding impact of gold valuation adjustment	454.3	620.3	(15.4)	1,005.4	2,232.4
Change in Banco Central international reserve assets (period end)	(454.3)	(620.3)	15.4	(1,005.4)	(2,232.4)
Banco Central international reserve assets(period end)(6)	2,512	(7)	3,078	(8)	3,091	(9)	4,121	(10)	6,360	(11)

PUBLIC FINANCE
Central Government revenue	2,666	3,365	3,959	4,588	5,842
Central Government expenditure	3,018	3,676	4,186	5,031	6,283
Central Government surplus (deficit)	(351)	(311)	(227)	(443)	(441)
Overall public sector surplus (deficit)(12)	(254)	(142)	(194)	(134)	(610)

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents	10,206	10,177	9,311	11,065	10,736
Debt with residents	3,116	3,773	4,405	5,254	5,807
Total	13,322	13,949	13,717	16,319	16,543
As a % of GDP	97.15%	80.16%	68.50%	67.29%	51.37%
Consolidated public sector debt service
Amortizations	821	1,114	4,211	(13)	361	789
Interest payments	491	584	655	670	595
Total	1,312	1,698	4,866	1,031	1,385
As a % of exports of goods and services	30.5%	33.4%	83.9%	15.1%	14.8%

(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

(3)	Unemployment population as percentage of the labor force.

(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital accounts becomes available.

(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2004, 2005, 2006, 2007 and 2008.

(7)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$725 million of Banco de la República, with Banco Central.

(8)	This amount includes US$1,650 million of reserves and voluntary deposits of the Uruguayan banking system, including US$753 million of Banco de la República, with Banco Central.

(9)	This amount includes US$1,750 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República, with Banco Central.

(10)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.

(11)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.

(12)	Local governments not included.

(13)	Includes US$2,970 million prepaid by Uruguay to the IMF, the World Bank and the IADB between August and November 2006.
Source: Banco Central.
REPUBLICA ORIENTAL DEL URUGUAY
Constitution, Government and Political Parties
     On June 28, 2009, open primaries were held to elect a single candidate for each political party for the presidential elections scheduled to take place on October 25, 2009. As a result, Mr. Pedro Bordaberry and Mr. Hugo de León of the Partido Colorado, Mr. José Mujica and Mr. Danilo Astori of the Frente Amplio, and Mr. Luis Alberto Lacalle and Mr. Jorge Larrañaga of the Partido Nacional, will run for President and Vice President, respectively, in the presidential elections. Unless a candidate obtains more than 50% of the votes in the first round, legislation calls for a run-off between the two leading candidates.
     Congressional elections will be held at the same time for the entire Senate and House of Representatives.
THE ECONOMY
Privatizations
     Under the “Uruguay Round 2009” program, on July 1, 2009 ANCAP received a bid from a consortium comprising Repsol YPF (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP is currently evaluating the bid. ANCAP has reserved the right to perform exploratory work in other blocks.
GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY
     The following table sets forth information regarding GDP for the periods indicated. The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 2005 prices)

						January/June
	2004	2005	2006(1)	2007(1)	2008(1)	2009(1)(2)
Government consumption	(2.7)%	1.3%	6.0%	5.0%	8.6%	5.5%
Private consumption	3.9	5.9	7.2	7.7	8.8	0.7
Gross fixed investment	18.9	18.9	14.2	6.8	18.1	(4.6)
Public sector (% of gross fixed investment)	6.2	4.0	5.4	11.2	28.1	14.7
Private sector (% of gross fixed investment)	23.6	23.5	16.4	5.8	15.7	(8.7)
Exports of goods and services	23.4	16.0	2.7	8.2	10.5	1.4
Imports of goods and services	25.9	9.8	14.8	6.7	19.9	(15.5)

(1)	Preliminary data.

(2)	January 1- June 30, 2009 compared to January 1- June 30, 2008.
Source: Banco Central.
Principal Sectors of the Economy
     The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The percentages and figures included in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.
Change in Gross Domestic Product by Sector
(% change from previous year except as otherwise indicated, 2005 prices)

						January/ June
	2004	2005	2006(1)	2007(1)	2008(1)	2009(1)(2)
Primary Activities	8.1%	3.6%	3.5%	(5.4)%	5.7%	(2.2)%
Manufacturing	7.6	11.6	7.9	7.0	17.3	(3.9)
Electricity, gas and water	(12.9)	5.7	(26.4)	55.3	(38.4)	(13.2)
Construction	6.7	15.1	10.1	5.5	9.0	7.1
Commerce, restaurants and hotels	9.2	7.6	6.0	12.7	10.5	1.0
Transportation, storage and communications	8.8	15.8	8.8	12.2	27.1	9.6
Other services(3)	1.6	1.3	3.1	3.7	5.1	3.3
Total GDP	5.0%	7.5%	4.6%	7.6%	8.9%	1.5%

(1)	Preliminary data.

(2)	January 1- June 30, 2009 compared to January 1- June 30, 2008.

(3)	Includes real estate, business, financial and insurance services, public sector services and other services.
Source: Banco Central.
     Uruguay’s GDP (measured on a seasonally adjusted basis) decreased 2.3% in the first quarter of 2009 compared to the last quarter of 2008, mainly due to a slowdown in the level of activity in the transportation, storage and communications sector, the electricity, gas and water sector, and the manufacturing sector. However, in the second quarter of 2009, GDP (measured on a seasonally adjusted basis) increased by 0.5%, driven by an improvement in the level of activity in several sectors of the economy, excluding however primary activities and the electricity, gas and water sectors which continue to be affected by the adverse impact of the drought on the hydroelectric generation facilities.

Employment, Labor and Wages
     Employment
     Estimates of the National Statistics Institute indicate that the impact of the global financial crisis on the Uruguayan labor market to date has not been pronounced: after increasing to 8.3% in April 2009, the average nationwide unemployment rate was 6.9% in July 2009 compared to 7.6% in July 2008, while the average nationwide employment rate had increased to 58.2% in July 2009, compared to 57.2% in July 2008.
     Wages
     For the 12-month period ended July 31, 2009, average nominal wages increased 17.3%, while average real wages increased 9.5%. During this period, public sector wages increased 15.3% and 7.7% in nominal and real terms, respectively, while average private sector wages increased 18.5% and 10.7% in nominal and real terms, respectively.
FOREIGN MERCHANDISE TRADE
     Merchandise exports for the first six months of 2009 totaled US$2,566 million compared to US$2,964 million for the same period in 2008. Merchandise imports totaled US$3,141 million for the first six months of 2009 compared to US$4,645 million for the same period in 2008. The reduction is primarily attributable to decreasing imports of oil.
     Merchandise trade for the first six months of 2009 recorded a deficit of US$576 million compared to a deficit of US$1,681 million for the same period in 2008.
FOREIGN TRADE ON SERVICES
     Gross tourism receipts totaled US$1,177 million for the 12-month period ended March 31, 2009 compared to US$905 million for the 12-month period ended March 31, 2008.
BALANCE OF PAYMENTS
     In the 12-month period ended March 31, 2009, Uruguay’s balance of payments registered an overall surplus of US$2,128 million, compared to a surplus of US$1,316 million for the 12-month period ended March 31, 2008.
     Current Account
     Uruguay’s current account for the 12-month period ended March 31, 2009 recorded a deficit of US$992.6 million compared to a deficit of US$160.8 million for the 12-month period ended March 31, 2008.
     Capital and Financial Account
     Uruguay’s capital and financial account recorded a surplus of US$3,310 million for the 12-month period ended March 31, 2009, compared to a US$1,882 million surplus for the 12-month period ended March 31, 2008. The increase is attributable to the continued inflow of foreign direct investment, which totaled US$2,010 million for the 12-month period ended March 31, 2009, compared to US$1,456 million for the 12-month period ended March 31, 2008, and to net borrowings of long-term debt advanced by multilateral credit agencies during the period.
     International Reserves
     As of August 31, 2009 international reserve assets of Banco Central totaled US$7,702 million, including US$3,921 million in reserves and voluntary deposits of the Uruguayan banking system, of which US$1,551 million were claims of Banco de la República. International reserve assets of Banco Central as of December 31, 2008 stood at US$6,360 million.
MONETARY POLICY AND INFLATION
     Monetary Policy
     On June 22, 2009, Banco Central adjusted the short-term interbank lending rate from 9% to 8%. Banco Central’s next meeting to review this rate is scheduled for September 22, 2009.
     Liquidity and Credit Aggregates
     The following table sets forth selected monetary indicators for the periods indicated.
Selected Monetary Indicators
(percentage change based on peso-denominated data)

						12 months ended
						July 31,
	2004	2005	2006	2007	2008	2009(1)
M1 (% change)(2)	14.2%	34.0%	24.1%	32.0%	17.5%	10.0%
M2 (% change)(3)	13.5	27.2	22.1	31.0	17.3	5.4
Credit from the financial system (% change)	(3.4)	10.5	29.2	22.1	55.6	n.a.
Average annual peso deposit rate	6.1%	2.7%	2.2%	3.1%	4.9%	5.7%

(1)	Preliminary data.

(2)	Currency in circulation plus peso-denominated demand deposits.

(3)	M1 plus peso-denominated savings deposits.
Source: Banco Central.
     Inflation
     In spite of adjustments to certain government regulated prices during the second quarter of 2009, the rate of consumer price increases abated somewhat to 7.3% in the twelve month period ended August 31, 2009. Wholesale prices decreased 3.3% for the 12-month period ended August 31, 2009, compared to an increase of 21.8% for the same period ended August 31, 2008, reflecting decreases in international prices for commodities.
     Foreign Exchange
     The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
2006	24.400	23.700	24.010	24.400
2007	24.450	21.500	23.414	21.500
2008	24.550	19.100	20.950	24.360
For the 12 months ended August 31, 2009	24.520	19.250	23.165	22.532

(1)	Daily interbank end-of-day bid rates.
Source: Banco Central.

THE BANKING SECTOR
     During the first eight months of 2009, deposits of the non-financial sector with the financial system grew by 11.25%, or US$ 1,605 million, to US$ 15,886 million. However, credit extended to the private sector by the banking system decreased from US$ 7,054 million as of December 31, 2008 to US$ 6,735 million as of August 31, 2009.
     The share of NPLs on total loans (based on payment delinquencies) of private banks and Banco de la República increased slightly to 1.1% as of March 31, 2009.
     Regulatory capital of private banks as of March 31, 2009, represented 17.3% of risk-weighted assets (excluding Banco Hipotecario), compared to 15.4% as of December 31, 2008.
PUBLIC SECTOR FINANCES
     In the 12-month period ended July 31, 2009, Uruguay’s overall primary surplus dropped to US$272 million (0.9% of GDP), compared to US$436 million (1.4% of GDP) for the same period ended July 31, 2008.
     For the 12-month period ended July 31, 2009, Uruguay’s consolidated public sector recorded a deficit of US$607 million (2% of GDP), compared to a deficit of US$462 million (1.4% of GDP) for the 12-months ended July 31, 2008.
FISCAL POLICY
2005-2009 Budget
     On July 27, 2009 the government revised certain of its macroeconomic assumptions and policy targets for 2009. Estimated real GDP growth was adjusted downward to 0.7%, while estimated deficit for the consolidated public sector results was adjusted upward to 2.6% of GDP (compared to the previously estimated 2% of GDP). These estimates, however, did not take into consideration a US$100 million distribution to the government by Banco de la República. On September 16, 2009, the government revised its estimates of GDP growth for 2009 upward to 1.2%. The continued drought, however, affects adversely primary activities as well as their contribution to fiscal revenues.
     Pursuant to Uruguayan law, the government to be elected in October 2009 will rely on the 2004 — 2009 budget until the also newly elected Congress passes a new five year budget (for the period 2010 — 2014). The newly elected government has until August 2010 to submit the budget bill to Congress.
PUBLIC SECTOR DEBT
     On July 8, 2009, Congress passed Law No. 18,519, which amended National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009, and subsequent years until a new law is passed, the amount of debt over and above the next debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law is US$350 million.

Domestic Debt
     Since July 2009, the government accessed the domestic capital market for a total of US$52.4 million, for the first time since September 2008.
External Debt
     In June 2009, Uruguay drew US$285 million under the IADB US$285 million loan facility approved in April 2009 to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure.
Total Public Debt
     The total gross public sector debt stood at US$17,238 million (55.3% of GDP) on March 31, 2009, while it totaled US$16,543 million (51.4% of GDP) on December 31, 2008. As of March 31, 2009, 71% of the total gross public debt was denominated in foreign currencies and 29% in Uruguayan pesos, compared to 70% and 30% respectively as of December 31, 2008.

DESCRIPTION OF THE BONDS
     Uruguay is issuing the bonds under a trust indenture dated as of May 29, 2003 among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying prospectus, which summarizes the general terms of the bonds and the indenture. You should read the indenture and the form of bonds before making your investment decision. Uruguay has filed the indenture and the form of bonds with the SEC and will also file copies of these documents at the offices of the trustee.
     The accompanying prospectus sets forth the general terms of the bonds. This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.
     The US$         % bonds due 2025 will:
•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below in denominations of US$1.0;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay;

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness;

•	accrue interest on the outstanding principal amount from and including September , 2009 at the rate of % per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on March and September of each year, commencing on March , 2010, with a final interest payment on the maturity date;

•	mature on September , 2025; and

•	pay principal in three equal installments on September , 2023, September , 2024 and the maturity date.
Payment of Principal and Interest
     If any date for an interest or principal payment on a bond is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. No interest on the bonds will accrue as a result of this delay in payment.
     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

     Global Bonds
     Payments of principal, interest and additional amounts, if any, in respect of the bonds will be made to DTC or its nominee, as the registered holder of those global securities. Uruguay expects that the holders will be paid in accordance with the procedures of DTC and its participants. Neither Uruguay nor the trustee, which will act as Uruguay’s principal paying agent, shall have any responsibility or liability for any aspect of the records of, or payments made by, DTC or its nominee, or any failure on the part of DTC in making payments to holders of the bonds from the funds it receives.
     Certificated Bonds
     Uruguay will arrange for payments to be made on any bonds in certificated form to the person in whose name the certificated bonds are registered, by wire transfer or by check mailed to the holder’s registered address.
     Modifications
     The indenture and the bonds contain collective action clauses with provisions regarding future modifications to the terms of the bonds and to multiple series of debt securities issued under the indenture.
     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the bonds may be made or given pursuant to (i) a written action of the holders of the bonds without the need for a meeting, or (ii) by vote of the holders of the bonds taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the terms and conditions of the bonds.
     Any modification, amendment, supplement or waiver to the terms and conditions of the bonds, or to the indenture insofar as it affects the bonds, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the bonds at the time outstanding.
     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:
•	change the date for payment of principal or premium of, or any installment of interest on, the bonds;

•	reduce the principal amount or redemption price or premium, if any, payable under the bonds;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the bonds;

•	reduce the interest rate on the bonds;

•	change the currency or place of payment of any amount payable under the bonds;

•	change the obligation of Uruguay to pay additional amounts in respect of the bonds;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the bonds) in respect of the bonds;

•	authorize the trustee, on behalf of all holders of the bonds, to exchange or substitute all the bonds for, or convert all the bonds into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the bonds.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”
     Any reserve matter modification to the terms and conditions of the bonds or to the indenture insofar as it affects the bonds (but does not, in each case, modify the terms of any other debt securities issued under the indenture), may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the bonds at the time outstanding.
     If Uruguay proposes any reserve matter modification to the terms and conditions of the bonds and at least one other series of debt securities issued under the indenture, or to the indenture insofar as it affects the bonds and at least one other series of debt securities issued under the indenture, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:
•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each affected series (taken individually).
     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the bonds for new debt instruments of Uruguay or any other Person, Uruguay shall ensure that the relevant provisions of the bonds, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.
     Uruguay agrees that it will not issue new bonds or reopen the bonds with the intention of placing the bonds with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of the bonds.
     Any modification consented to or approved by the holders of the bonds and the holders of any other series of debt securities, if applicable, pursuant to the modification provisions will be conclusive and binding on all holders of the bonds, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the bonds, whether or not notation of such modification is made upon the bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such bond.
     Before seeking the consent of any holder of a bond to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the bonds) the following information:
•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.
     For purposes of determining whether the required percentage of holders of the bonds has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any bonds owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only bonds that the trustee knows to be so owned shall be so disregarded.
     Prior to any vote on a reserve matter modification affecting the bonds, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any bonds deemed to be not outstanding as described above or, if no bonds are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.
Limitation on Time for Claims
     Claims against Uruguay for the payment of principal or interest on the bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.
Additional Amounts
     Uruguay will make all principal and interest payments on the bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.
     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:
•	the holder of bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the bonds;

•	the holder of bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.
     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the bonds. Uruguay will also indemnify the holder of bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the bonds following an event of default.
Paying Agents and Transfer Agent
     So long as any bonds remain outstanding, Uruguay will maintain a principal paying agent in Western European or United States City and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the Register will be maintained.
     Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.
Further Issues
     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as the bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with the outstanding bonds.
Notices
     All notices to holders will be published in the Financial Times in London. If at any time publication in the Financial Times is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London. Any notice so published shall be deemed to have been given on the date of its publication.
     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.
Registration and Book-Entry System
     Global Bonds
     The bonds will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a nominee for DTC and which will be deposited on or before the Closing Date with a custodian for DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.
     If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.
     If you so choose, you may hold your beneficial interests in the global security through Euroclear or Clearstream, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.
     In sum, you may elect to hold your beneficial interests in a global bond:
•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream; or

•	through organizations that participate in such systems.
     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global securities through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the indenture or the bonds. The ability of Euroclear or Clearstream to take actions as a holder under the bonds or the indenture will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.
     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the indenture for the bonds.
     The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer beneficial interests in a global security may be limited.
Certificated Securities
     Uruguay will issue securities in certificated form in exchange for interests in a global security only if:
•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.
     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.
     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.
     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

CLEARANCE AND SETTLEMENT
     The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources Uruguay believes to be reliable, but Uruguay makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.
     Arrangements have been made with each of DTC, Euroclear and Clearstream to facilitate initial issuance of the bonds. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold any series of bonds through DTC and investors who hold or will hold any series of bonds through Euroclear or Clearstream will be effected in DTC through the respective depositaries of Euroclear and Clearstream.
The Clearing Systems
     The Depository Trust Company
     DTC is:
•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.
     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC can only act on behalf of its direct participants, which in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.
     Euroclear
     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.
     Distributions with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.
     Clearstream
     Clearstream is incorporated under the laws of Luxembourg as a professional depositary.
     Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.
     Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions from around the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.
     Distributions with respect to bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream.
Initial Settlement
     Global Bonds
     Upon the issuance of the global bonds, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interests represented by a book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in those global bonds will be limited to persons who have accounts with direct account holders, including Euroclear or Clearstream, or indirect account holders. Ownership of beneficial interests in the global bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.
     Euroclear and Clearstream will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.
     Global bonds that Uruguay will issue pursuant to this offer will be credited to the securities custody accounts of persons who hold those global bonds through DTC (other than through accounts at Euroclear and Clearstream) on the Closing Date and to persons who hold those global bonds through Euroclear or Clearstream on the business day following the Closing Date.

Transfers Within and Between DTC, Euroclear and Clearstream
     Trading Between DTC Purchasers and Sellers
     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream Participants
     Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser
     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.
     Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.
     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.
     Finally, day traders that use Euroclear or Clearstream to purchase interests in the bonds from DTC accountholders for delivery to Euroclear or Clearstream participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:
•	borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.
     Trading Between a Euroclear or Clearstream Seller and DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.
     If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

PLAN OF DISTRIBUTION
     Subject to the terms and conditions stated in the underwriting agreement dated September      , 2009, Barclays Capital Inc. and Citigroup Global Markets Inc. have agreed to purchase, and Uruguay has agreed to sell to the underwriters US$ aggregate principal amount of the bonds.
     The underwriters have advised Uruguay that it proposes initially to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.
     Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and Uruguay has agreed to sell to that underwriter, the principal amount of bonds set forth opposite the underwriter’s name.

Underwriters	Principal Amount
Barclays Capital Inc.	US$
Citigroup Global Markets Inc.	US$

Total	US$

     The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if they purchase any of the bonds.
     The following table indicates the underwriting discounts and commissions that Uruguay is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the bonds):

Paid by Uruguay
Per Bond	%
     In connection with the issue of the bonds, the Stabilizing Manager or persons acting on behalf of the Stabilizing Manager, on behalf of the underwriters, may over-allot bonds (provided that the aggregate principal amount of the bonds allotted does not exceed 105% of the aggregate principal amount of bonds) or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) , will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilizing action or over allotment must be conducted by the relevant Stabilizing Manager (or the persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules.
     Neither Uruguay nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the bonds. In addition, neither Uruguay nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
     Uruguay estimates that its total expenses for this offering will be approximately US$     .
     The underwriters have performed investment banking and advisory services for Uruguay from time to time, for which they have received customary fees and expenses. The underwriters may engage in transactions with and perform services for Uruguay in the ordinary course of their business.
     In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the bonds pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the bonds as set forth on the cover page of this prospectus supplement.

     Uruguay has agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
European Economic Area
     In relation to each Member State that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any bonds which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any bonds may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
     (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
     (c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Citigroup Global Markets Inc. for any such offer; or
     (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of bonds shall result in a requirement for the publication by Uruguay or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any bonds to be offered so as to enable an investor to decide to purchase any bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.
United Kingdom
     The underwriters have represented and agreed that: (i) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”) received by them in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to Uruguay and (ii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the bonds in, from or otherwise involving the United Kingdom.
     The bonds are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the bonds should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.
     The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Uruguay except as set forth in the underwriting agreement.
     Neither Uruguay nor the underwriters have represented that the bonds may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.
FORWARD-LOOKING STATEMENTS
     The following documents relating to Uruguay’s securities offered by this prospectus supplement may contain forward-looking statements:
•	the accompanying prospectus;

•	this prospectus supplement;

•	any amendment or supplement hereto; and

•	the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.
     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:
•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	the recent extreme contraction of liquidity in the international financial market volatility, which could lead to domestic volatility, declines in foreign direct and portfolio investments and a deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events and international hostilities.

GENERAL INFORMATION
Due Authorization
     Uruguay has authorized the creation and issue of the bonds pursuant to Decree No. 424/009, dated September 21, 2009, of the Executive Power of the Republic of Uruguay, and Resolution No.       dated      2009 of the Ministry of Finance.
Litigation
     During the twelve months preceding the date of this prospectus, neither Uruguay nor any Uruguayan governmental agency is or has been involved in any litigation or arbitration or administrative proceedings or governmental proceedings (including any such proceedings which are pending or threatened of which the issuer is aware) which may have, or have had in the recent past, significant effects on Uruguay’s financial position. A United States court has confirmed the award of US$100 million plus certain ancillary expenses rendered against Uruguay by an arbitration panel in December 2004, in connection with a dispute regarding a February 2002 agreement relating to Banco Comercial. The prior shareholders of Banco Comercial who obtained this award may seek to enforce it.
Listing
     Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.
Validity of the Bonds
     The validity of the bonds will be passed upon for Uruguay by Counsel to the Ministry of Economy and Finance of Uruguay and by Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, special New York counsel to Uruguay.
     The validity of the bonds will be passed upon for the underwriters by Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, United States counsel to the underwriters, and by Guyer & Regules, Plaza Independencia 811, 11100 Montevideo, Uruguayan counsel to the underwriters.
     As to all matters of Uruguayan law, Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay, and Shearman & Sterling LLP may rely on the opinion of Guyer & Regules.
     As to all matters of United States law, Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, and Guyer & Regules may rely on the opinion of Shearman & Sterling LLP. All statements with respect to matters of Uruguayan law in this prospectus supplement and the accompanying prospectus have been passed upon by Counsel to the Ministry of Economy and Finance of Uruguay and Guyer & Regules and are made upon their authority.
Where You Can Find More Information
     Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto, the accompanying prospectus, any documents incorporated by reference into the registration statement and the various exhibits to these documents, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States.
     Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004. These reports include certain financial, statistical and other information concerning Uruguay. Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus supplement and the accompanying prospectus relate. When filed, these exhibits will be incorporated by reference into the registration statement. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Uruguay’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov and you may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information.
     You may inspect copies of the indenture and the form of the bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.
Clearing
     The bonds have been accepted for clearance through DTC, Euroclear and Clearstream. The codes are:

ISIN	CUSIP	Common Code

PROSPECTUS

República Oriental del Uruguay
acting through Banco Central del Uruguay as its Financial Agent
Debt Securities
and/or
Warrants to Purchase Debt Securities
     Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Uruguay may offer securities having an aggregate principal amount of up to $2,800,000,000 (or the equivalent in other currencies) in the United States. The securities will be direct, general and unconditional public foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated foreign debt of Uruguay.
     Uruguay may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

     The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 8. Under these provisions, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66 2/3% in aggregate principal amount outstanding of each affected series.

     This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 20, 2008.

ABOUT THIS PROSPECTUS
     This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
     This prospectus is based on information that is publicly available or that Uruguay has supplied, unless otherwise expressly stated. Uruguay confirms that:
•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.
FORWARD-LOOKING STATEMENTS
     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:
•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events and international hostilities.
DATA DISSEMINATION
     On February 18, 2004, Uruguay became the 56th subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Uruguay, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.
USE OF PROCEEDS
     Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government. Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES
     This prospectus provides a general description of the debt securities and warrants that Uruguay may offer. Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.
Debt Securities
     Uruguay will issue the debt securities under a trust indenture dated May 29, 2003 among Uruguay, Banco Central del Uruguay, or Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. Uruguay has filed the indenture and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.
     General
     The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:
•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

     Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.
     Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of the debt securities and other relevant considerations in the prospectus supplements for these offerings.
     Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.
     Status
     The debt securities will be direct, unconditional and unsecured public foreign debt of Uruguay and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central). They will rank equal in right of payment among themselves and with all of Uruguay’s existing and future unsecured and unsubordinated foreign debt, as defined under “—Negative Pledge” below. Uruguay has pledged its full faith and credit to make all payments on the debt securities when due.
     Payment of Principal and Interest
     Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Global Securities” below.
     Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates. Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.
     If any date for an interest or principal payment on a debt security denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. A similar rule will apply to payments under securities denominated in other currencies, but with reference to business days in the place of payment. No interest on the debt securities will accrue as a result of this delay in payment.
     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities (see “—Limitations on Time for Claims” below).
     Additional Amounts
     Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of debt securities the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.
     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:
•	the holder of debt securities has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the securities;

•	the holder of debt securities has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of debt securities has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.
     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the debt securities. Uruguay will also indemnify the holder of debt securities against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following an event of default.
     Form and Denominations
     Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:
•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.
     Redemption, Repurchase and Early Repayment
     Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder. Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise. Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.
     Negative Pledge
     Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.
     For this purpose:
•	“foreign debt” means obligations of or guaranteed (whether by contract, statute or otherwise) by the Republic or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay;

•	“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•	“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.
     However, Uruguay may grant or agree to certain permitted types of liens, as described below:
•	any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•	any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•	any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•	any lien on property created pursuant to the Collateral Pledge Agreement dated as of February 19, 1991 made by Banco Central in favor of the Federal Reserve Bank of New York, as collateral agent, to secure the Series A and Series B Collateralized Fixed Rate Notes Due 2021;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•	any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.
     Events of Default
     Each of the following is an event of default under any series of debt securities:
     1. Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or
     2. Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay or, where applicable, Banco Central acting on Uruguay’s behalf, to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or

     3. Cross Default:
•	Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•	Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or
     4. Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003.
     5. Validity:
•	The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•	A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or
     6. Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or
     7. Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or
     8. Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or
     9. IMF Membership: Uruguay ceases to be a member of the IMF.
     If any of the above events of default occurs and is continuing, holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay or Banco Central, with a copy to the trustee.
     Holders holding debt securities representing in the aggregate at least two-thirds of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:
•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.
     Suits for Enforcement and Limitations on Suits by Holders
     If an event of default for a series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless (1) such holder has given notice to the trustee that a default with respect to that series has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee to institute an action or proceeding and provided an indemnity satisfactory to the trustee, and (3) 60 days have passed since the trustee received the instruction and the trustee has failed to institute an action or proceeding as directed. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.
     Meetings
     Uruguay or the trustee at any time may, and upon written request to the trustee by holders of at least 10% of the aggregate principal amount of the debt securities of any series the trustee shall, call a meeting of holders of the debt securities of that series. This meeting will be held at the time and place determined by Uruguay and Banco Central and specified in a notice sent to the holders by the trustee. This notice must be given at least 30 days and not more than 60 days prior to the meeting.
     Registered holders holding debt securities representing at least a majority of the aggregate principal amount of the then-outstanding debt securities of a series will constitute a quorum at a meeting of registered holders described above. If there is no quorum, the meeting may be adjourned for a period of at least ten days, and if there is no quorum at the adjourned meeting, it may be further adjourned, provided in each case that notice is given at least five days prior to each date the meeting is to be reconvened. At the reconvening of any meeting that had been adjourned twice, registered holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of the series will constitute a quorum.
     Modifications
     The New Bonds contain collective action clauses with provisions regarding future modifications to the terms of the New Bonds. These clauses are described below.
     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture or the debt securities.
     Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66 2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.
     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:
•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•	change the definition of outstanding or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•	authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.
     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”
     Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.
     If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for each affected series if made with the consent of Uruguay and
•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that modification (taken in aggregate), and

•	the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).
     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or if more than one debt instrument is offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.
     Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.

     Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.
     Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:
•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.
     For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded. Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.
Warrants
     If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.
     Uruguay may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:
•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.
Global Securities
     The Depository Trust Company, or DTC, Euroclear Bank S.A./C.V., or Euroclear, and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Uruguay or the trustee be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
     Uruguay may issue the warrants or the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.
     Uruguay will deposit any global security it issues with a clearing system. The global security will be registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.
     Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.
     Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.
     Uruguay generally will treat the registered holder of a global security as the absolute owner of the security for all purposes. The legal obligations of Uruguay and the trustee run only to the registered owner or bearer of a global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security. In addition, if you own a beneficial interest in a global security, you must rely on the procedures of the institutions through which you hold your interests in the security (including DTC, Euroclear, Clearstream, Luxembourg, and their participants) to exercise any of the rights granted to the holder of the security or securities. Under existing industry practice, if you desire to take any action that the holder of a security is entitled to take, then the registered holder would authorize the clearing system participant through which you own your beneficial interest to take the action, and the participant would then either authorize you to take the action or act for you on your instructions.
The Clearing Systems
     The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Uruguay takes no responsibility for the accuracy of this information.
     The Depository Trust Company
     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934.
     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Persons who have accounts with DTC, or DTC participants, include the global coordinator, the underwriters, the U.S. depositaries, the fiscal agent, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.
     Transfers of ownership or other interests in global securities in DTC may be made only through DTC participants. In addition, beneficial owners of global securities in DTC will receive all distributions of principal of and interest on the global securities from the trustee through such DTC participant.

     Euroclear and Clearstream, Luxembourg
     Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.
     Secondary Market Trading
     Trading Between DTC Purchasers and Sellers
     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream, Luxembourg Participants
     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser
     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.
     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.
     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.
     Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.
     If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.
Certificated Securities
     Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:
•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the debt securities represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.
     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.
     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.
     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.
Trustee
     The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Uruguay or Banco Central acting on Uruguay’s behalf or any of their respective affiliates without accounting for any profit resulting from these transactions.
Paying Agents; Transfer Agents; Registrar
     Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement. Uruguay or Banco Central acting on Uruguay’s behalf may at any time appoint new paying agents, transfer agents and registrars with respect to a series. Uruguay, however, will at all times maintain a principal paying agent in a Western European or United States city and a registrar in New York City for each series until the securities of that series are paid. Uruguay will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.
Notices
     All notices to holders will be published in the Financial Times in London. If at any time publication in the Financial Times is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London. Any notice so published shall be deemed to have been given on the date of its publication.
     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a global security, each person owning a beneficial interest in that global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.
Further Issues of Securities
     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as a series of securities (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series, except as otherwise set forth in the Prospectus Supplement of a series.

Limitation on Time for Claims
     Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.
Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment
     The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York.
     The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America. Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City.
     The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in such New York state or federal court sitting in New York City. This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent. Uruguay authorizes and directs the process agent to accept such service on its behalf.
     Uruguay also will consent (as an alternative) to the service of any and all process in any such action or proceeding in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.
     In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.
     Uruguay is a foreign sovereign state. Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay. Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.
     In connection with any legal action relating to the securities, Uruguay will:
•	submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•	agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.
     To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law. Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.

     Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions. Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action. However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.
     Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.
     A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.
     A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court. Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:
     (a) if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or
     (b) if such judgment:
•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.
Indemnification for Foreign Exchange Rate Fluctuations
     Uruguay’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference. The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.

TAXATION
     The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities. This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein. Additional information may be included in the prospectus supplement with respect to a series of the securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.
Uruguayan Taxation
     Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.
     Subject to certain exceptions, Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes. If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction. For more information, see “Description of the Securities—Additional Amounts.”
United States Federal Taxation
     In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation in respect of holding, owning or disposing the debt securities. You are a United States person for U.S. federal income tax purposes if you are:
•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.
     Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.
     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:
•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.
     If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:
•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.
     The trustee must file information returns with the United States Internal Revenue Service in connection with payments made on the debt securities to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the trustee. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.
     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.
PLAN OF DISTRIBUTION
Terms of Sale
     Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:
•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.
     Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Uruguay for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.

Method of Sale
     Uruguay may sell the securities in any of three ways:
•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.
     If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.
     Uruguay may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Uruguay may pay those agents.
     In compliance with applicable guidelines of the Financial Industry Regulatory Authority or “FINRA”, the maximum compensation to the underwriters or agents in connection with the sale of securities pursuant to the applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of the applicable prospectus supplement.
     Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.
     In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt. Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.
Non-U.S. Offerings
     Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:
•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
     Each underwriter or dealer will agree that:
•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.
OFFICIAL STATEMENTS
     Information in this prospectus whose source is identified as a publication of, or supplied by, Uruguay or one of Uruguay’s agencies or instrumentalities relies on the authority of such publication as a public official document of Uruguay. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC (of which this prospectus is a part) is included as an official public statement made on the authority of Mr. Mario Bergara, the acting Minister of Economy and Finance of Uruguay.
VALIDITY OF THE SECURITIES
     The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:
•	For Uruguay:
•	as to all matters of Uruguayan law, Counsel to the Ministry of Economy and Finance of Uruguay; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Uruguay and Banco Central on Uruguay’s behalf or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement.
•	For the underwriters, if any:
•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.
     As to all matters of Uruguayan law:
•	Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.
     As to all matters of U.S. law:
•	Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay or Banco Central named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE
     The Authorized Representative of Uruguay in the United States is Carlos Sténeri, the Financial Representative for Uruguay in the United States of America, whose address is 1025 Connecticut Avenue N.W., Suite 902, Washington, D.C. 20036.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.
     Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004. These reports include certain financial, statistical and other information concerning Uruguay. Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.
     You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
     Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information.
     The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC. Incorporated documents are considered part of this prospectus. Uruguay can disclose important information to you by referring you to those documents. The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:
•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2007 (the “2007 Annual Report”), filed with the SEC on June 6, 2008 (File No. 333-07128);

•	Amendment No. 1 on Form 18-K/A to the 2007 Annual Report filed with the SEC on June 20, 2008;

•	Any amendment on Form 18-K/A to the 2007 Annual Report filed prior to the termination of the offering of the debt securities and/or warrants; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants.
     Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.
     Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:
Banco Central del Uruguay
C. Correo 1467
11100, Montevideo
República Oriental del Uruguay
Fax No.: 598-2-902-1636
Attention: General Manager

THE ISSUER
República Oriental del Uruguay
c/o Ministry of Finance
Colonia 1089 — Third Floor
11100 Montevideo
Uruguay
TRUSTEE, REGISTRAR,
TRANSFER AGENT AND
PRINCIPAL PAYMENT AGENT
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States
LEGAL ADVISORS

To Uruguay as to U.S. law:	To Uruguay as to Uruguayan law:
Cleary Gottlieb Steen & Hamilton LLP	Dr. Fernando Scelza
One Liberty Plaza	Counsel to the Ministry of Finance
New York, New York 10006	of the Republic of Uruguay
United States	Colonia 1089
1110 Montevideo, Uruguay

To the underwriters as to U.S. law:	To the underwriters as to Uruguayan law:
Shearman & Sterling LLP	Guyer & Regules
599 Lexington Avenue	Plaza Independencia 811
New York, New York 10022	11100 Montevideo
United States	Uruguay

República Oriental del Uruguay